*FOIA CONFIDENTIAL TREATMENT REQUESTED BY BRC INC.*

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

June 23, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kevin Stertzel

Anne McConnell

Re:	BRC Inc.

Form 10-K for the fiscal year ended December 31, 2022

Filed March 15, 2023

Form 8-K filed on March 15, 2023

File No. 001-41275

Ladies and Gentlemen:

This letter sets forth the responses of BRC Inc. (the “Company”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 24, 2023 with respect to the above-referenced Form 10-K and Form 8-K. For your convenience, the Staff’s comments are set forth in bold and italics below, followed by the Company’s responses.

Form 10-K for the fiscal year ended December 31, 2022

Item 15. Exhibits, Financial Statement Schedules

Exhibits 31.1, 31.2, and 31.3, page 69

1.

We note the certifications filed with your Form 10-K do not refer to internal control over financial reporting in the introductory language in paragraph 4. We also note the certifications filed with your Form 10-Q for the period ended March 31, 2023 do not refer to internal control over financial reporting in the introductory language in paragraph 4 and omit paragraph 4(b). Please ensure all certifications filed with your Exchange Act reports conform exactly to the language set forth in Exchange Act Rule 13a-14(a).

Securities and Exchange Commission

June 23, 2023

Company Response:

We respectfully acknowledge the Staff’s comment and have filed abbreviated amendments to the Form 10-K and Form 10-Q, which include revised officer certifications that include the introductory sentence of paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. We have followed the instructions in the Division of Corporation Finance’s Regulation S-K Compliance & Disclosure Interpretation 246.13, which instructs filers to include only the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certifications. The Company will ensure all Section 302 certifications filed with its Exchange Act reports going forward will conform exactly to the language set forth in Exchange Act Rule 13a-14(a).

Form 8-K filed on March 15, 2023

Exhibit 99.1

Non-GAAP Financial Measures, page 10

2.

We note you present a non-GAAP financial measure you identify as Adjusted EBITDA that includes several adjustments that appear to relate to normal, recurring, cash operating expense necessary to operate your business. Please address the following:

•

In regard to the adjustment for Executive recruiting, severance, relocation and sign-on bonus, tell us the amount of the adjustment that relates to relocation and sign-on bonus for each period presented and for the subsequent interim period ended March 31, 2023 and explain why you believe adjusting a non-GAAP performance measure essentially for cash compensation paid to current employees is appropriate.

•

In regard to the adjustment for Strategic initiative related costs, tell us the specific nature of these costs for each period presented and for the subsequent interim period ended March 31, 2023 and explain why you believe adjusting a non-GAAP performance measure for cash operating costs necessary to grow your business and/or improve productivity is appropriate.

•

In regard to the adjustment for Non-routine legal expense, tell us the specific nature of the non-routine legal matter, explain how you objectively identify routine and nonroutine legal expenses, and explain why you believe adjusting a non-GAAP performance measure for cash operating costs necessary to operate your business is appropriate.

•

In regard to the adjustment for RTD start-up and production issue, tell us the specific nature of these costs for each period presented and for the subsequent interim period ended March 31, 2023 and explain why you believe adjusting a non-GAAP performance measure for cash operating costs necessary to produce products is appropriate.

Please specifically tell us how you determined each adjustment identified above is appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise your non-GAAP financial measure.

FOIA Confidential Treatment Requested by BRC Inc.

Securities and Exchange Commission

June 23, 2023

Company Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that we believe the aforementioned adjustments to Adjusted EBITDA are appropriate and consistent with the guidance in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures for the reasons described below.

The Company recently undertook a comprehensive review of its non-GAAP financial measures in connection with announcing results for the fiscal year ended December 31, 2022. We concluded that the adjustments to Adjusted EBITDA were consistent with Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures as well as Rule 100(b) of Regulation G to which it relates, other than pre-opening expenses for the Company’s retail locations, which we determined to be normal, recurring, cash operating expenses. Accordingly, the Company revised its presentation of Adjusted EBITDA in its earnings release for the fiscal year ended December 31, 2022 for all periods presented with such expenses not added back to Adjusted EBITDA. Otherwise, we respectfully believe the other adjustments are meaningful, appropriate and not misleading.

Background

These adjustments to Adjusted EBITDA primarily relate to three extraordinary matters: (1) the February 2022 business combination among the Company, SilverBox Engaged Merger Corp I, Authentic Brands LLC, and certain merger subsidiaries (the “Business Combination”), (2) our transition in the second half of 2022 of certain of our Ready-To-Drink (“RTD”) products to tolling arrangements with co-manufacturers who have not previously produced our products and in which we source and maintain storage of raw material inputs and other supplies and assume greater involvement in the production of our products, as compared to our historical approach of outsourcing all manufacturing and sourcing of our products to “turnkey” manufacturers (the “RTD Transition”), and (3) our entry in 2022 into the food, drug and mass market (“FDM”) in collaboration with Walmart, as compared to our historical Direct to Consumer business selling products directly to consumers online (the “FDM Wholesale Expansion”).

The Business Combination fundamentally transformed our business, following which we became a public company. The RTD Transition and FDM Wholesale Expansion similarly marked fundamental departures from our historical approach to business. In particular, both the RTD Transition and FDM Wholesale Expansion required substantial but temporary outside expertise and involved start-up costs that do not represent normal, recurring, cash operating expenses necessary to operate our business going forward. We believe the Business Combination, RTD Transition and FDM Wholesale Expansion expenses are extraordinary and do not represent the Company’s ongoing business operations, and the related adjustments made to Adjusted EBITDA to exclude the effects of these undertakings are useful to prospective investors, stockholders and equity research analysts in evaluating the Company’s business performance from period to period and relative to other companies in its industry. In addition, we believe that prospective investors, stockholders and equity research analysts would lack helpful context for evaluating our operating results and ability to generate earnings if the Company were not to make the adjustments for such expenses incurred outside of the ordinary course of its business.

FOIA Confidential Treatment Requested by BRC Inc.

Securities and Exchange Commission

June 23, 2023

Adjustments for Executive Recruiting, Severance, Relocation and Sign-on Bonus

Set forth below are relocation expenses and sign-on bonuses that formed part of the executive recruiting, severance, relocation and sign-on bonus adjustments for the fiscal years ended December 31, 2021 and 2022 and the three months ended March 31, 2022 and 2023:

	December 31,		March 31,
	2021	2022	2022	2023
Relocation expenses	$18,647	$101,789	$1,783	$59,647
Sign-on bonuses	$367,438	$333,500	$52,500	$175,000

Each of the Business Combination, the RTD Transition and the FDM Wholesale Expansion significantly increased the complexity of the Company’s business, and the relocation expenses and sign-on bonuses all relate to new hires necessitated by the transformative undertakings. Among other changes, the Company adopted an umbrella partnership C corporation (Up-C) structure that required the hiring of accounting personnel with relevant expertise in newly-created positions within the Company. The Company has also expeditiously hired executive officers as part of the Company’s transition to being a public company following the Business Combination. The relocation expenses and sign-on bonuses were offered to the new hires as an incentive for the new hires to accept the Company’s offer of employment and fill the immediate needs of the Company following the Business Combination and in connection with the RTD Transition and the FDM Wholesale Expansion. The relocation expenses and sign-on bonuses were not related to Company performance subsequent to hiring or the Company’s ongoing business operations.

Before the Business Combination, the Company’s hiring practices largely focused on operations and marketing personnel to support the Company’s Direct to Consumer channel, which previously generated the substantial majority of the Company’s revenue. Further, the Company generally did not offer new hires relocation services or sign-on bonuses. The Company believes that relocation expenses and sign-on bonuses are not standard for the Company’s industry and geographic locations and similar costs will not be incurred if the Company needs to replace one or more of these new hires in the future, which the Company expects would occur on a more orderly basis as compared to the urgency occasioned by the Business Combination, the RTD Transition and the FDM Wholesale Expansion. The Company does not intend to include relocation expenses or sign-on bonuses in the adjustments to Adjusted EBITDA going forward, with the exception of one additional executive position the Company is seeking to fill.

The Company believes that the relocation expenses and sign-on bonuses related to hiring executive officers and filling newly-created positions in connection with the Business Combination, the RTD Transition and the FDM Wholesale Expansion were significantly in excess of ordinary compensation costs. These costs were unique in the Company’s experience. The Company has not incurred similar costs in the past nor does the Company plan to undertake similar costs going forward. Compensation costs, such as salary, reflective of the Company’s ordinary business operations are not included in these adjustments. As a result, we believe the relocation expenses and sign-on bonuses are not normal, recurring cash operating expenses necessary to run the business and, as such, we believe that the adjustment for such expenses is useful to prospective investors, stockholders and equity research analysts in evaluating the Company’s business performance from period to period and relative to other companies in its industry. In addition, without adjusting for these expenses incurred outside of the ordinary course of the Company’s business, we believe that prospective investors, stockholders and equity research analysts would lack helpful context for evaluating our operating results and ability to generate earnings.

FOIA Confidential Treatment Requested by BRC Inc.

Securities and Exchange Commission

June 23, 2023

Adjustments for Strategic Initiative Related Costs

The strategic initiative related costs consisted of fees paid to consultants to assist the Company in the RTD Transition and FDM Wholesale Expansion. While many companies regularly evaluate their strategic direction and alternatives, the Company underwent a unique, non-recurring transformation of its business, growing from an internet-enabled direct to consumer brand selling bagged coffee and merchandise to a business with multiple product categories found in over 63,000 locations nationwide, and with an corresponding increase in net revenue from $82.1 million in fiscal 2019 to $301.3 million in fiscal 2022. The Company needed to engage outside expertise to facilitate this business transformation.

As discussed above under “Background,” the Company was founded as a direct to consumer brand. The Company outsourced sourcing of raw materials, product manufacturing and distribution, and quality control matters to turnkey manufacturers. The Company also relied on outside sales organizations for a significant portion of its sales efforts.

In early 2022, the Company did not have sufficient personnel or expertise for the sourcing of raw materials, manufacturing and distributing products, quality control matters, or sales efforts required for the RTD Transition and FDM Wholesale Expansion. The Company retained Alvarez & Marsal Consumer and Retail Group, LLC (“A&M”) to provide such outside expertise. A&M is a leading consumer and retail consulting firm with unrivaled experience in guiding companies through business transformations. A&M assisted the Company with sourcing raw materials and sourcing new co-manufacturers that manufacture products but do not source materials, as compared to the Company’s historic relationships with turnkey manufacturers that controlled every step of the production and distribution process. A&M also assisted the Company in bringing sales functions in-house, as compared to relying on third party sales efforts. Total expenses relating to A&M were $7.6 million, all of which was incurred in the fiscal year ended December 31, 2022.

In 2023, the Company retained an affiliate of Charles River Associates (“CRA”) to advise the Company regarding its first multi-year strategy following consummation of the RTD Transition and FDM Wholesale Expansion. Management considers CRA’s engagement as an extension of the extraordinary transitions arising from the RTD Transition and FDM Wholesale Expansion. Total expenses relating to CRA in the first quarter of 2023 were $1.2 million.

Finally, the Company retained Berkeley Research Group LLC (“BRG”) for a holistic assessment of the Company and opportunities to manage the Company’s working capital and reduce the Company’s operating expenses, much of which related to the Company’s expanded inventory following the RTD Transition and FDM Wholesale Expansion. Total expenses relating to BRG were $28,239 in 2022 and $0.5 million in the first quarter of 2023.

Each of the consultants noted above was retained for a discrete task and period, and the Company believes that the consulting expenses do not represent normal, recurring expenses necessary to operate its business. We do not anticipate the adjustments for strategic initiative related costs will extend beyond 2023. As such, the Company believes that an adjustment for such expenses to Adjusted EBITDA is useful to prospective investors, stockholders and equity research analysts in evaluating the Company’s business performance from period to period and relative to other companies in its industry. In addition, without adjusting for these expenses incurred outside of the ordinary course of its business, the Company believes that prospective investors, stockholders and equity research analysts would lack helpful context for evaluating its operating results and ability to generate earnings.

FOIA Confidential Treatment Requested by BRC Inc.

Securities and Exchange Commission

June 23, 2023

Adjustments for Non-routine Legal Expense

Non-routine legal expenses, which consist of attorney’s fees, expert fees and other costs associated with litigation, related to the following matters:

•

Litigation arising from the Business Combination (the “Business Combination Litigation”). As disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, Tang Capital Partners, LP has filed a lawsuit in the Southern District of New York against the Company, alleging breach of contract arising from the Company’s refusal to permit Tang Capital to exercise warrants the Company issued in connection with the Business Combination. 1791 Management LLC has filed a lawsuit in Orange County Superior Court against the Company and certain other parties arising from similar allegations regarding the timing of the registration and exercisability of the warrants.

•

Litigation arising from the RTD Transition (the “RTD Transition Litigation”). As disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, Strategy and Execution, Inc., a former consultant to the Company, filed a lawsuit in federal district court in Texas against one of the Company’s wholly owned subsidiaries, alleging that the Company owes certain disputed royalties and expense reimbursements to the former consultant. Management determined that the former consultant was unable to provide the Company with the consulting services needed in connection with the RTD Transition, resulting in non-renewal of the former consultant’s contract and giving rise to the litigation.

•

Settlements with [***] and Environmental Research Center (the “RTD Settlements”). The RTD Settlements relate to unique, non-recurring expenses associated with launching the RTD products. [***] The Environmental Research Center sent a notice, and later filed a lawsuit in a California state court, alleging that two of the Company’s RTD products contained chemicals in amounts over the allowable, non-notice threshold set by a California regulation commonly known as Proposition 65. While noting discrepancies between the Company’s tests for chemical amounts and those conducted by the Environmental Research Center, the Company has agreed to settle the matter through a consent judgment that is expected to be formally approved by the court. The Company anticipates paying $150,000 to the Environmental Research Center in the second or third quarter of 2023.

•

Employment litigation (the “Employment Litigation”). The Company faced litigation from [***]. Non-routine legal expenses related to the Employment Litigation amounted to $106,432 in the quarter ended March 31, 2023. The Company did not include any such employment-related litigation in the non-routine legal expense adjustments for the fiscal years ended December 31, 2021 and 2022.

As further described below, the Company does not view the costs associated with the Business Combination Litigation, RTD Transition Litigation, RTD Settlements and Employment Litigation as normal recurring, cash operating expenses and, as such, determined to eliminate these costs from its non-GAAP financial measures. By contrast, the Company has and may become subject to arbitration, litigation or claims arising in the ordinary course of business from time to time, and costs related to these matters will not be eliminated from the Company’s Non-GAAP financial measures.

FOIA Confidential Treatment Requested by BRC Inc.

Securities and Exchange Commission

June 23, 2023

The Company identifies routine and non-routine legal expenses based on the nature of the underlying disputes. Disputes that relate to the Company’s ongoing business, such as normal disputes with vendors, customers and landlords, and similar disputes, are considered routine and are not eliminated from the Company’s Non-GAAP financial measures. Disputes that relate to unique matters that management determines to be extraordinary and not representative of the Company’s ongoing business expenses are considered non-routine and excluded from the Company’s Non-GAAP financial measures.

As discussed under “Background” above, management considers the Business Combination to be extraordinary and not representative of the Company’s ongoing business, and management similarly considers the related legal expenses to be extraordinary and not representative of the Company’s ongoing business. The Business Combination Litigation arises from unique issues created by the Business Combination, in particular complex issues of federal securities law.

The RTD Transition Litigation, and the expenses relating to that litigation and any future settlements, fundamentally relate to the transition from a consultant with capabilities in bringing new products to market in a start-up environment that assisted the Company with a new product entry, to new consultants with capabilities managing established lines of business, which the RTD business represents. We believe the RTD Transition Litigation arises from a fact pattern unique for the Company, and have no expectation of similar litigation going forward.

The RTD Settlements were unique, one-time expenses arising from the launch of RTD products. The claims resolved by the RTD Settlements are by their nature probable to occur only in connection with the launch of a new product category, which the Company has only done once in its history, as advocacy groups like [***] and the Environmental Research Center test the new products for compliance with applicable regulations. As a result, we believe that the RTD Settlements do not represent the Company’s ongoing business expenses and the related adjustments to Adjusted EBITDA are meaningful, appropriate and not misleading.

The Employment Litigation arose from [***] and was fundamentally different from the routine employment litigation and settlements which we consider to be a normal and recurring part of our business and which are not included in the adjustments to Adjusted EBITDA. We consider the Employment Litigation to be the direct result of a unique transition, and we have not previously faced employment-related litigation in such circumstances nor do we anticipate facing similar litigation in the foreseeable future. As such, we do not consider the Employment Litigation to be normal or recurring.

Because of the extraordinary nature of the Business Combination Litigation, RTD Transition Litigation, RTD Settlements and Employment Litigation and the significant costs incurred, the Company reasonably determined that these costs did not represent normal recurring operating expenses related to the operation of its business or revenue generating activities. Historically, the Company incurred less than $1.0 million in total legal fees in each of fiscal 2020 and 2021. By contrast, legal fees significantly increased to $4.9 million in fiscal 2022 and $2.4 million in the first quarter of 2023. The Business Combination Litigation, RTD Transition Litigation, RTD Settlements and Employment Litigation accounted for $1.9 million of the increased legal expenses in fiscal 2022 and $1.1 million in the first quarter of 2023.

Accordingly, the Company believes that adjusting for the Business Combination Litigation, RTD Transition Litigation, RTD Settlements and Employment Litigation is both meaningful and appropriate, allowing prospective investors, stockholders and equity research analysts to consistently evaluate the performance of the Company’s business across financial periods, thereby enhancing their understanding of its operating results and providing transparency into the measures used by management to evaluate the Company’s operating performance. Without adjusting for these expenses incurred outside of the ordinary course of the Company’s business, we believe that prospective investors, stockholders and equity research analysts would lack helpful context for evaluating our operating results and ability to generate earnings.

FOIA Confidential Treatment Requested by BRC Inc.

Securities and Exchange Commission

June 23, 2023

For each of these reasons, we do not consider the expenses incurred in connection with the Business Combination Litigation, RTD Transition Litigation, RTD Settlements and Employment Litigation as normal, recurring, cash operating expenses, and therefore, we are respectfully of the view that excluding the associated legal expenses from our presentation of Adjusted EBITDA is meaningful, appropriate and not misleading.

Adjustments for RTD Start-up and Production Issue

In connection with the RTD Transition, the Company entered into agreements with co-manufacturers to replace the turnkey manufacturers previously relied upon by the Company for sourcing raw materials, manufacturing and distributing products, and managing quality control matters. In particular, the Company took upon itself the sourcing of raw materials and certain quality control matters.

As part of the RTD Transition, the Company incurred one-time, abnormal expenses, primarily consisting of the following:

•

One of the new co-manufacturers has encountered production issues, resulting in products that did not meet the Company’s quality control standards. The Company initiated voluntary product withdrawals that resulted in $3.9 million of expenses in 2022, substantially all of which were non-cash.

•

The Company sourced a significant number of blank cans for its Ready-to-Drink products that ultimately could be used for only a limited number of SKUs. As a result, the Company sold some of the excess inventory at a loss, and wrote down the value of the remaining inventory, resulting in $0.6 million of non-cash expense in the first quarter of 2023.

•	Similarly, the Company sourced can lids that were not usable by the new co-manufacturers and could not be resold, resulting in $0.9 million of non-cash expense in 2022.

•

The RTD Transition also resulted in certain unusable inventory and quality issues, accounting for $0.4 million of non-cash expense in 2022 and $1.2 million of non-cash expense in the first quarter of 2023.

We do not anticipate encountering similar expenses going forward, and believe that these adjustments represent unique, non-recurring expenses that do reflect cash operating costs necessary to operate our business or generate revenue. As a result, we are of the view that the adjustments for RTD start-up and production issue expenses are meaningful, appropriate and not misleading, and that the adjustment for such expenses is useful to prospective investors, stockholders and equity research analysts in evaluating the Company’s business performance from period to period and relative to other companies in its industry.

* * * *

FOIA Confidential Treatment Requested by BRC Inc.

Securities and Exchange Commission

June 23, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at greg.iverson@blackriflecoffee.com, or David R. Crandall of Hogan Lovells US LLP at (303) 454-2449 or david.crandall@hoganlovells.com, with any questions or further comments you may have.

Sincerely,

/s/ Gregory J. Iverson

Gregory J. Iverson
Chief Financial Officer
cc:	Andrew J. McCormick, General Counsel & Corporate Secretary, BRC Inc.

David R. Crandall, Hogan Lovells US LLP

FOIA Confidential Treatment Requested by BRC Inc.